FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of February 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

Pursuant to the Financial Instruments and Exchange Act of Japan, Takeda Pharmaceutical Company Limited filed its Quarterly Securities Report For The Nine Month Period and Three Month Quarter Ending December 31, 2018 with the Director of the Kanto Local Finance Bureau in Japan on February 14, 2019. An English translation of such report is included as an exhibit hereto.

EXHIBIT

Exhibit Number

1.	(English Translation) Quarterly Securities Report For The Nine Month Period and Three Month Quarter Ending December 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 14, 2019	By:	/s/ Takashi Okubo
Takashi Okubo
Global Head of Investor Relations

Quarterly Securities Report

(The third quarter of 142th Business Term)

For Nine Months Period and Three Months

Quarter Ending December 31, 2018

TAKEDA PHARMACEUTICAL COMPANY LIMITED

AND ITS SUBSIDIARIES

[Cover]

[Document Filed]	Quarterly Securities Report

[Applicable Law]	Article 24-4-7, paragraph 1 of the Financial Instruments and Exchange Act of Japan

[Filed with]	Director, Kanto Local Finance Bureau

[Filing Date]	February 14, 2019

[Fiscal period]	The 3rd quarter of 142th Business Term

(from October 1, 2018 to December 31, 2018)

[Company Name]	Takeda Pharmaceutical Company Limited

[Title and Name of Representative]	Representative Director, President & Chief Executive Officer

Christophe Weber

[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka

(Address of the registered head office)

[Telephone Number]	Not applicable

[Name of Contact Person]	Not applicable

[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo

(Global Headquarters)

[Telephone Number]	+81-3-3278-2111 (Main telephone number)

[Name of Contact Person]	Head of Global Consolidation and Japan Reporting, Global Finance

Norimasa Takeda

[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)

(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)

Tokyo Stock Exchange, Inc.

(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Fukuoka Stock Exchange

(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

Sapporo Stock Exchange

(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

I. Overview of Takeda

1. Key Consolidated Financial Data

			JPY (millions)

Term	For the nine months period ended 2017	For the nine months period ended 2018	For the year ended March 31 2018
Revenue	1,369,568	1,380,013	1,770,531
< Three months period ended December 31 >	< 488,151 >	< 499,402 >
Profit before tax	287,891	208,379	217,205
Net profit for the period (year)	240,688	164,353	186,708
Net profit attributable to owners of the Company	240,906	164,434	186,886
< Three months period ended December 31 >	< 68,089 >	< 37,766 >
Total comprehensive income for the period (year)	364,140	143,970	242,664
Total equity	2,134,084	2,042,578	2,017,409
Total assets	4,410,558	5,767,223	4,106,463
Basic earnings per share (JPY)	308.59	209.87
< Three months period ended December 31 >	< 87.17 >	< 48.14 >	239.35
Diluted earnings per share (JPY)	306.51	208.64	237.56
Ratio of equity attributable to owners of the Company to total assets (%)	47.9	35.3	48.6
Net cash from (used in) operating activities	252,108	210,996	377,854
Net cash from (used in) investing activities	14,179	(1,614,035)	(93,342)
Net cash from (used in) financing activities	(176,262)	1,411,973	(326,226)
Cash and cash equivalents at the end of the period (year)	440,253	297,873	294,522

(Note 1)	“Revenue” does not include the Value Added Tax.
(Note 2)	All amounts shown are rounded to the nearest million JPY.
(Note 3)	The numbers for the nine months period ended December 31, 2017 and 2018 are based on the condensed interim consolidated financial statements prepared in accordance with IAS34.

2. Business Overview

There has been no significant change in our business for the nine months period ended December 31, 2018. Changes in number of our group companies were as follows:

During the period from April 1 to June 30, 2018, Takeda added 6 subsidiaries due to acquisition of new companies such as TiGenix NV. In addition, Takeda deconsolidated 1 entity from associates accounted for using the equity method due to a sale of shares of Paiboon International Co., Ltd. Takeda also added 2 associates accounted for using the equity method related to out-licensing arrangements.

During the period from July 1 to September 30, 2018, Takeda added 4 subsidiaries due to establishment of new companies and deconsolidated 8 entities from subsidiaries including a sale of shares of Multilab Industria e Comercio de Produtos Famaceuticos Ltda. and Guangdong Techpool Bio-Pharma Co., Ltd. In addition, Takeda added 1 associate accounted for using the equity method due to establishment of an entity.

During the period from October 1 to December 31, 2018, Takeda deconsolidated 4 entities from subsidiaries including liquidations of TiGenix Inc. and TiGenix US, Inc.

As a result of the above activities, as of December 31, 2018, Takeda Group consisted of 146 entities including 128 consolidated subsidiaries (including partnerships) and 17 associates accounted for using the equity method as well as Takeda Pharmaceutical Company Limited.

II. Operating and Financial Review

1. Risk Factors

For the nine months period ended December 31, 2018, there were no significant changes to the risk factors disclosed in our annual Securities report as of and for the year ended March 31, 2018 that could impact our business performance, financial position, cash flows, and risk factors compared to what we reported in Annual Securities Report for the year ended March 31, 2018 which was filed in Japan.

In connection with Shire acquisition described in “(7) Risk related to Corporate Acquisitions” of Risk Factors in Annual Securities Report for the year ended as of March 31, 2018, Takeda completed the acquisition of Shire plc on January 8, 2019.

2. Analysis on Business Performance, Financial Position and Cash Flows

(1) Consolidated Financial Results (April 1 to December 31, 2018):

		Billion JPY

	Amount	Change versus the same period of the previous year
Revenue	1,380.0	+10.4	+0.8%
Core Earnings	344.6	+51.9	+17.7%
Operating Profit	284.4	-37.9	-11.7%
Profit Before Tax	208.4	-79.5	-27.6%
Net Profit for the Period	164.4	-76.5	-31.7%
(Attributable to Owners of the Company)
EPS(JPY)	209.87	-98.71	-32.0%

[Revenue]

Revenue of 1,380.0 billion JPY for the nine months period ending December 31, 2018 remained consistent compared to the same period of the previous year. Revenue growth driven by the continued expansion of Takeda’s Growth Drivers (Gastroenterology, Oncology, Neuroscience, and Emerging Markets)(Note) was offset by the adverse impact of divestitures (-37.9 billion JPY) and unfavorable foreign exchange rates, mainly due to the strengthening of the yen against currencies of emerging markets.

(Note)	Oncology, Gastroenterology, Neuroscience, Rare Diseases, and Plasma Derived Therapies are Takeda’s current key business areas after the acquisition of Shire plc.

Underlying Revenue, which excludes the impact of divestitures and foreign exchange rates, grew by +4.8% compared to the same period of the previous year, driven by a strong increase (+10.5%) in Takeda’s Growth Drivers.

Takeda’s Growth Drivers

•

In the therapeutic area of Gastroenterology, revenue growth was +17.5% (Underlying +18.6%). This was driven by Takeda’s top-selling product ENTYVIO (for ulcerative colitis and Crohn’s disease) with sales of 201.0 billion JPY, a year-over-year increase of 51.5 billion JPY (+34.4%, Underlying +35.1%). This increase was mainly attributable to ENTYVIO’s steady expansion of patient share in the bio-naïve segment. Takeda obtained a New Drug Application Approval in July 2018 in Japan for the treatment of patients with moderately to severely active ulcerative colitis and launched the product in November 2018.

Sales of TAKECAB (for acid-related diseases) were 44.4 billion JPY, an increase of 6.9 billion JPY (+18.5%, Underlying +18.5%) versus the same period of the previous year. The increase continued driven by the expansion of new prescriptions in the Japanese market due to TAKECAB’s efficacy in reflux esophagitis and the prevention of recurrence of gastric ulcers during low-dose aspirin administration.

•

In the therapeutic area of Oncology, revenue growth was +5.8% (Underlying +7.0%). Sales of NINLARO (for multiple myeloma) were 46.5 billion JPY, a year-over-year increase of 11.9 billion JPY (+34.5%, Underlying +36.6%). Strong performance in several regions, particularly in the U.S continued to contribute to the growth. NINLARO is a once-weekly oral proteasome inhibitor with a profile of efficacy, safety and convenience. Sales of VELCADE (for multiple myeloma), which lost market exclusivity in the U.S. last year, decreased by 7.6 billion JPY (-7.0%, Underlying -6.3%). Sales of ICLUSIG (for leukemia) and ALUNBRIG (for lung cancer), obtained through the acquisition of ARIAD Pharmaceuticals, Inc. in February 2017, grew by 4.3 billion JPY (+25.0%, Underlying +26.0%) and 2.3 billion JPY (+149.7%, Underlying +151.4%) respectively, contributing over 30% to Oncology Underlying revenue growth.

•

In the therapeutic area of Neuroscience, revenue growth was +14.8% (Underlying +15.2%). Sales of TRINTELLIX (for major depressive disorder (MDD), generic name: vortioxetine) were 44.6 billion JPY, an increase of 7.1 billion JPY (+18.8%, Underlying +19.5%) versus the same period of the previous year. Prescribers and patients increasingly made TRINTELLIX part of their comprehensive approach to treat MDD. In May 2018, data showing improvement in processing speed, an important aspect of cognitive function, was included in the U.S. prescribing information of TRINTELLIX.

•

In Emerging Markets, revenue was 195.7 billion JPY, a decrease of 13.9 billion JPY (-6.6%, Underlying +5.1%) versus the same period of the previous year. Underlying revenue growth was +5.1%, boosted by the expansion of Oncology products such as ADCETRIS (for malignant lymphoma), and Gastroenterology products including ENTYVIO (for ulcerative colitis and Crohn’s disease). This growth was more than offset by the impact of divestitures (9.2 billion JPY) in Brazil and China as well as the negative impact of the strengthening of the yen (14.3 billion JPY). Underlying revenue growth was solid in the important Emerging Markets countries of Brazil and China, increasing by +26.9% and +19.5%, respectively.

(Note)

Effective from FY2018, sales of certain products in Japan are now disclosed on a net basis, deducting items such as discounts and rebates, in alignment with the global managerial approach applied to individual product sales. Including in this document, the change in disclosure of individual product sales has been revised retrospectively, with prior year figures reclassified on a net basis to enable year-on-year comparisons. This reclassification has no impact on Takeda’s financial statements and does not represent a correction of the numbers in prior years.

•	Breakdown of Consolidated Revenue:

				Billion JPY

				Underlying Revenue(Note)
	Amount	Change versus the same period of the previous year		Amount	Underlying Growth
Prescription Drug	1,330.4	+24.5	+1.9%	1,307.8	+76.5	+6.2%

U.S.	495.3	+32.3	+7.0%	470.1	+37.0	+8.5%
Japan	394.5	-5.0	-1.3%	394.1	+18.4	+4.9%
Europe and Canada	244.9	+11.1	+4.8%	245.6	+11.5	+4.9%
Emerging Markets	195.7	-13.9	-6.6%	197.9	+9.6	+5.1%

Consumer Healthcare and Other	49.6	-14.1	-22.1%	49.6	-14.1	-22.1%

Consolidation total	1,380.0	+10.4	+0.8%	1,357.5	+62.4	+4.8%

(Note) Underlying Revenue excludes the impact of foreign exchange movements and divestitures.

Impact of Divestitures

•

Total revenue for the period ending December 31, 2018 was negatively impacted by -37.9 billion JPY due to divestitures. The largest item was the -18.6 billion JPY impact from the sale of 7 long-listed products in Japan to Teva Takeda Yakuhin Ltd., a subsidiary of Teva Takeda Pharma Ltd., in May 2017. The impact of other divestitures totaled -19.2 billion JPY.

[Operating Profit]

Consolidated Operating Profit was 284.4 billion JPY, a decrease of 37.9 billion JPY (-11.7%) compared to the same period of the previous year.

•

Cost of Sales was 369.9 billion JPY, a decrease of 15.2 billion JPY (-3.9%) and the Cost of Sales Ratio was 26.8% (-1.3pp) compared to the same period of the previous year. This decrease was mainly driven by a more favorable sales products mix. Cost of Sales, excluding the impact of divestitures and foreign exchange, decreased by 1.0% leading to a decrease in the Cost of Sales Ratio by 1.6pp.

•

Selling, General and Administrative (SG&A) Expenses were 447.7 billion JPY, a decrease of 8.7 billion JPY (-1.9%) compared to the same period of the previous year primarily due to favorable impact of the Global Opex Initiative as well as lower LTIP expenses. The decrease was partially offset by acquisition related costs of 11.0 billion JPY for the acquisition of Shire plc. SG&A expenses, excluding acquisition related costs, the impact of divestitures and foreign exchange, decreased by 2.6%.

•

R&D expenses decreased by 7.8 billion JPY (-3.3%) compared to the same period of the previous year primarily due to the favorable impact of the strengthening of yen. R&D expenses, excluding the impact of divestitures and foreign exchange rates, decreased by 2.8%.

•

Amortization and Impairment Losses on Intangible Assets Associated with Products was 79.4 billion JPY, a decrease of 7.0 billion JPY (-8.1%) compared to the same period of the previous year. The decrease was primarily due to the net impact of the following factors: (1) the intangible asset attributable to the VELCADE US patent was fully amortized within fiscal year 2017 which resulted in a lower amortization cost (-35.7 billion JPY) for the current period as compared to the same period of previous year; (2) during the same period of previous year, we recorded a 16.1 billion JPY impairment reversal related to COLCRYS based on a revised more favorable sales forecast. We did not record such a reversal in the current period. Furthermore, we recorded a 7.2 billion JPY impairment in the current period related to the termination of an R&D collaboration with Mersana Therapeutics.

•

Other Operating Income was 61.7 billion JPY, a decrease of 102.3 billion JPY (-62.4%) compared to the same period of the previous year. This decrease was mainly due to a 106.3 billion JPY gain on the sale of Wako Pure Chemical Industries, Ltd. recorded in the same period of the previous year.

•

Other Operating Expense was 31.4 billion JPY, a decrease of 15.4 billion JPY (-32.9%) compared to the same period of the previous year. This decrease was primarily attributed to a 7.1 billion JPY valuation reserve for pre-launch inventory recorded in the same period of the previous year, as well as a -5.3 billion JPY reversal of valuation reserve for pre-launch inventories recorded in the current period as a result of a New Drug Application Approval. Other operating expenses for the same period of the previous year included 8.1 billion JPY from changes in contingent consideration liability(Note) mainly related to the COLCRYS. These decreases were partially offset by a 5.4 billion JPY increase in restructuring expenses. Integration expenses of 14.1 billion JPY related to the acquisition Shire plc were recorded in restructuring expenses in the current period.

(Note)	The contingent consideration liability, arising from business combination, recognizes the fair value of a part of the purchase price which may arise if specified future events occur.

[Net Profit for the Period (Attributable to Owners of the Company)]

Consolidated Net Profit for the Period was 164.4 billion JPY, a decrease of 76.5 billion JPY (-31.7%) compared to the same period of the previous year, mainly due to a decrease in Operating Profit, an increase in Net Financial Expenses, and an increase in Shares of Loss of Associates Accounted for Using the Equity Method partially offset with lower Income Tax Expenses.

•

Net Financial Income / (Expense) was a (32.1) billion JPY for the current period, an increase of (31.0) billion JPY compared to the same period of the previous year. This increase was mainly due to a 16.1 billion JPY gain on the sale of certain securities in the same period of the previous year that did not reoccur for the current period. Sales of securities are no longer recorded as financial income due to the adoption of a new IFRS standard. Furthermore, a (23.5) billion JPY financial cost related to the Shire acquisition was recorded in the current period.

•

Shares of Loss of Associates Accounted for Using the Equity Method was 44.0 billion JPY, with losses 10.6 billion JPY higher than the same period of the previous year. The losses were recorded mainly due to Takeda’s share of impairment charge recognized by Teva Takeda Pharma Ltd. (including its subsidiary, Teva Takeda Yakuhin Ltd.). Teva Takeda Pharma Ltd. operates a business of long-listed products and generics, and conducted a revaluation of its assets in response to changes in the business environment.

•

Income Tax Expenses decreased by 3.2 billion JPY (-6.7%) compared to the same period of the previous year. This decrease was mainly due to a decline in Profit Before Tax, as well as lower tax expenses as a result of changes in uncertain tax positions. These factors were partially offset by the impacts from the enactment of the Tax Cuts and Jobs Act (Tax Reform) in the U.S. in the same period of the previous year and decreased tax credits and tax impact of higher non-deductible expenses in the current period compared to the same period of the previous year.

•	Basic Earnings Per Share were 209.87 JPY, a decrease of 98.71 JPY (-32.0%) compared to the same period of the previous year.

[Underlying Growth]

Takeda uses the concept of “Underlying Growth” for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis and excluding the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses “Underlying Revenue(Note 1) Growth”, “Underlying Core Earnings(Note 2) Growth”, and “Underlying Core EPS(Note 3) Growth” as key financial metrics.

Change versus the same period of the previous year
	%	Billion JPY
Underlying Revenue(Note 1)	+4.8%	+62.4
Underlying Core Earnings(Note 2)	+32.3%	+83.9
Underlying Core EPS(Note 3)	+34.2%	+86.97 JPY

(Note 1)	Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures occurred during the reporting periods presented.

In this period, the underlying revenue excludes the impact of the sale of 7 long-listed products in Japan to Teva Takeda Yakuhin Ltd. which is a subsidiary of Teva Takeda Pharma Ltd. and the impact of the divestitures of Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. and Guangdong Techpool Bio-Pharma Co., Ltd.

(Note 2)

Core Earnings represents net profit adjusted to exclude income tax expenses, our share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on intangible assets associated with products and other items that management believes are unrelated to our core operations, such as purchase accounting effects and transaction related costs.

In this period, the other significant items that are excluded in calculating Core Earnings include the acquisition costs related to the acquisition of Shire plc.

Underlying Core Earnings represents Core Earnings based on a constant currency basis and further adjusted to exclude the impacts of divestitures occurred during the reporting periods presented.

In this period, divestitures include the impact of the sale of 7 long-listed products in Japan to Teva Takeda Yakuhin Ltd., a subsidiary of Teva Takeda Pharma Ltd. and the impact of the divestitures of Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. and Guangdong Techpool Bio-Pharma Co., Ltd.

(Note 3)

Underlying Core EPS represents net income based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core Earnings and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to its ongoing operations and the tax effect of each of the adjustments, divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

In this period, the other non-operating significant items that are excluded in calculating Underlying Core EPS include the financial costs related to the Shire acquisition in addition to fair value adjustments and the imputed financial charge related to contingent consideration.

•

Underlying Revenue growth was +4.8% compared to the same period of the previous year, driven by the strong performance of Takeda’s Growth Drivers and more specifically products such as ENTYVIO (for ulcerative colitis and Crohn’s disease), NINLARO (for multiple myeloma), ICLUSIG (for leukemia), TRINTELLIX (for major depressive disorder) and TAKECAB (for acid-related diseases). The Underlying Revenue of Takeda’s Growth Drivers grew by +10.5%.

•

Underlying Core Earnings growth was +32.3%, reflecting strong Underlying Revenue growth and the positive impact of the Global Opex Initiative(Note). Underlying Cost of Sales as a percentage of sales improved by +1.6pp reflecting a more favorable sales mix. Underlying Operating Expenses as a percentage of sales improved by +3.7pp reflecting the impact of the Global Opex Initiative. The combination of the above factors led to an improvement in the Core Earnings Margin by 5.3pp to 25.3%.

(Note)

Takeda’s global operating expense reduction initiative with the aim of delivering annual margin improvements of 100-200 basis points driven by reduced consumption, procurement initiatives and organizational optimization.

•	Underlying Core EPS growth was +34.2% compared to the same period of the previous year reflecting strong Underlying Core Earnings growth of +32.3%.

(2) Consolidated Financial Position

[Assets]

Total Assets as of December 31, 2018 were 5,767.2 billion JPY, an increase of 1,660.8 billion JPY compared to the previous fiscal year-end. Other Financial Assets increased by 1,477.6 billion JPY mainly due to recognition of restricted deposits related to the acquisition of Shire plc. In addition, Trade and Other Receivables increased by 89.3 billion JPY.

[Liabilities]

Total Liabilities as of December 31, 2018 were 3,724.6 billion JPY, an increase of 1,635.6 billion JPY compared to the previous fiscal year-end. Bonds and Loans increased by 1,563.1 billion JPY to 2,548.8 billion JPY(Note) mainly due to an issuance of bonds. In addition, Other Financial Liabilities increased by 79.9 billion JPY.

(Note)	The carrying amount of Bonds and Loans as of December 31, 2018 was 1,728.4 billion JPY and 820.4 billion JPY, respectively. Breakdown of bonds is as follows.

			Billion JPY
Name of Bond	Issuance	Maturity	Carrying Amount
14th Unsecured straight bonds	July, 2013	July, 2019	60.0
15th Unsecured straight bonds	July, 2013	July, 2020	60.0
Unsecured US dollar dominated senior notes (500 million USD)	July, 2017	January, 2022	55.3
Unsecured Euro dominated senior notes (7,500 million EUR)	November, 2018	November 2020 ~ November 2030	946.0
Unsecured US dollar dominated senior notes (5,500 million USD)	November, 2018	November 2020 ~ November 2028	607.2

Total			¥1,728.4

[Equity]

Total Equity as of December 31, 2018 was 2,042.6 billion JPY, an increase of 25.2 billion JPY compared to the previous fiscal year-end. This was mainly due to an increase of 57.6 billion JPY in Retained Earnings resulting from the recognition of Net Profit for the Period, an increase of the opening balance due to the adoption of new accounting standards, and a transfer from Other Comprehensive Income due to the sale of securities, partially offset by the payment of dividends.

The ratio of Equity Attributable to Owners of the Company(Note) to total assets decreased by 13.3pp from the previous fiscal year-end to 35.3%.

(Note) Equivalent to Shareholders’ Equity ratio by J-GAAP.

[Cash Flows]

Cash and cash equivalents as of December 31, 2018 was 297.9 billion JPY, an increase of 3.4 billion JPY (an increase of 120.8 billion JPY in the same period of the previous year) compared to the previous fiscal year-end. The increase includes positive effects of 0.5 billion JPY reclassified back from assets held for sale to cash and cash equivalents at the beginning of fiscal year.

Net cash inflow from operating activities was 211.0 billion JPY (an inflow of 252.1 billion JPY in the same period of the previous year), net cash outflow used in investing activities was 1,614.0 billion JPY mainly due to the payments into restricted deposits of the proceeds from issuance of bonds (an inflow of 14.2 billion JPY in the same period of the previous year), net cash inflow from financing activities was 1,412.0 billion JPY mainly due to the proceeds from issuance of bonds partially offset by payment of dividends (an outflow of 176.3 billion JPY in the same period of the previous year mainly due to payment of dividends), and negative effects of exchange rate changes on cash and cash equivalents was 6.0 billion JPY (positive effects of 9.0 billion JPY in the same period of the previous year).

(3) Activities and Results of Research & Development

Research and development expenses for the period ending December 31, 2018 were 228.9 billion JPY.

Takeda initiated a 5 year R&D Transformation program in July 2016, to re-invigorate the pipeline and build an agile, global R&D organization driven by innovative science. A big part of the change has been an intensive focus in the following 3 key areas:

1.	Therapeutic Area Focus: Leveraging therapeutic area expertise to progress innovative assets

2.	Partnerships & Capabilities: Enhancing capabilities internally and through external collaborations

3.	Innovative Research Engine: Developing new technologies and new modalities to treat disease

With the acquisition of Shire Plc. on January 8th, 2019, Takeda now has focused R&D efforts in four therapeutic areas (Oncology, Gastroenterology, Neuroscience, and Rare Diseases) and two targeted R&D Business Units (Plasma Derived Therapies and Vaccines).

Major progress on R&D events and business development contracts from April 2018 to date are listed as follows:

NOTE: Legacy Shire’s products and pipeline progressions are not included.

R&D pipeline

Gastroenterology

In Gastroenterology (GI), Takeda is focused on delivering innovative, life-changing therapeutics for patients with GI and liver diseases. Takeda is expanding its position in specialty GI with ENTYVIO and progressing a pipeline built through partnerships exploring opportunities in motility disorders, celiac disease, liver disease, and the microbiome.

[ENTYVIO/Generic name: vedolizumab]

•

In June 2018, Takeda announced a new analysis of real-world data comparing the safety data of the gut- selective biologic ENTYVIO and tumor necrosis factor-alpha (TNFα)-antagonist therapy. The results showed numerically lower rates of serious infections (SIs) and significantly lower rates of serious adverse events (SAEs) in patients treated with ENTYVIO compared to TNFα-antagonist therapy. This analysis of the VICTORY (Vedolizumab Health OuTComes in InflammatORY Bowel Diseases) Consortium was presented as an oral presentation at the 2018 Digestive Disease Week(DDW).

•

In July 2018, Takeda announced that it has obtained a New Drug Application Approval from the Japanese Ministry of Health, Labour and Welfare (MHLW) for ENTYVIO for the treatment of patients with moderately to severely active ulcerative colitis (UC) in Japan.

•

In July 2018, Takeda announced that it has submitted an Application to the MHLW in Japan for the investigational humanized monoclonal antibody ENTYVIO for the treatment of adult patients with moderately to severely active Crohn’s disease (CD) in Japan.

•

In July 2018, Takeda announced top-line results from the VISIBLE 1 clinical trial evaluating the efficacy and safety of an investigational subcutaneous (SC) formulation of vedolizumab for maintenance therapy in adult patients with moderately to severely active ulcerative colitis (UC) who achieved clinical response* at week 6 following two doses of open-label vedolizumab intravenous (IV) induction therapy. In the primary endpoint of the trial, a statistically significant proportion of patients receiving vedolizumab SC beginning at week 6 and every two weeks following achieved clinical remission** at week 52 compared to placebo.

* Clinical response is defined as a reduction in Mayo score of ≥3 points and ≥30% from baseline (week 0) with an accompanying decrease in rectal bleeding subscore of ≥1 point or absolute rectal bleeding subscore of ≤1 point.

** Clinical remission is defined as a complete Mayo score of ≤2 points and no individual subscore greater than >1 point.

•	In October 2018, the results of the Phase 3 clinical study (VISIBLE 1) were presented at the 2018 United European Gastroenterology (UEG) Week congress.

Oncology

Takeda Oncology endeavors to deliver novel medicines to patients with cancer worldwide through the commitment to breakthrough innovation, and a passion for improving the lives of patients. The Therapeutic Unit focuses in 3 key areas; (1) building on the foundational expertise in hematologic malignancies through continued investment in lifecycle management programs for marketed products NINLARO, ADCETRIS, and ICLUSIG, as well as in pipeline assets in Multiple Myeloma, Acute Myeloid Leukemia, and Myelodysplastic Syndromes, and other blood cancers (2) further developing its portfolio in lung cancer and (3) pursuing novel immuno-oncology targets and next-generation platforms with external partners as well as exploring innovative cell therapies.

[NINLARO/Generic name: ixazomib]

•

In July 2018, Takeda announced that the randomized, Phase 3 TOURMALINE-MM3 study met its primary endpoint, demonstrating single-agent oral NINLARO as a maintenance therapy resulted in a statistically significant improvement in progression-free survival (PFS) versus placebo. The trial evaluated the effect of NINLARO as a maintenance therapy in adult patients diagnosed with multiple myeloma who responded to high-dose therapy (HDT) and autologous stem cell transplant (ASCT). Takeda plans to submit data from the trial to regulatory agencies around the world.

•	In December 2018, the data from the Phase 3 randomized, TOURMALINE-MM3 study was presented at the 60th American Society of Hematology (ASH) annual meeting.

•

In January 2019, Takeda announced that the data of Phase 3 TOURMALINE-MM3 study was submitted to the FDA in November 2018, and after further discussion with the authorities, the decision has been made to withdraw the filing and to resubmit when more mature survival data are available. The TOURMALINE-MM3 study met its primary endpoint of progression free survival at the first IA in July 2018.

[ALUNBRIG/Generic name: brigatinib]

•

In July 2018, Takeda announced that the global randomized, Phase 3 ALTA-1L (ALK in Lung Cancer Trial of brigAtinib in 1st Line) trial met its primary endpoint at the first pre-specified interim analysis, with ALUNBRIG demonstrating a statistically significant improvement in progression-free survival (PFS) compared to crizotinib in adults with anaplastic lymphoma kinase-positive (ALK+) locally advanced or metastatic non-small cell lung cancer (NSCLC) who had not received a prior ALK inhibitor.

•

In September 2018, the findings from the first interim analysis of the ALTA-1L trial were presented during the Presidential Symposium at the International Association for the Study of Lung Cancer (IASLC) 19th World Conference on Lung Cancer (WCLC).

•

In September 2018, Takeda announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion, recommending the full approval of ALUNBRIG® (brigatinib) as a monotherapy for the treatment of adult patients with anaplastic lymphoma kinase-positive (ALK+) advanced non-small cell lung cancer (NSCLC) previously treated with crizotinib.

•

In October 2018, Takeda announced that intracranial efficacy data from the Phase 3 ALTA-1L trial showed improved intracranial progression-free survival (PFS) and intracranial objective response rate (ORR) with ALUNBRIG (brigatinib) compared to crizotinib among anaplastic lymphoma kinase-positive (ALK+) non-small cell lung cancer (NSCLC) patients. Data for these secondary endpoints were presented in a poster discussion at the European Society for Medical Oncology (ESMO) 2018 Congress.

•

In December 2018, Takeda announced that the European Commission (EC) granted marketing authorization for ALUNBRIG as a monotherapy for the treatment of adult patients with anaplastic lymphoma kinase-positive (ALK+) advanced non-small cell lung cancer (NSCLC) previously treated with crizotinib.

[ADCETRIS/Generic name: brentuximab vedotin]

•

In September 2018, Takeda announced that it has obtained an additional indication and dosage & administration from the Ministry of Health, Labour and Welfare (MHLW) in Japan for the use of ADCETRIS in combination with doxorubicin, vinblastine and dacarbazine as a frontline treatment option for CD30-positive Hodgkin lymphoma patients.

•

In October 2018, Takeda announced that the phase 3 ECHELON-2 clinical trial met its primary endpoint. The trial demonstrated a statistically significant improvement in progression-free survival (PFS) of ADCETRIS in combination with CHP (cyclophosphamide, doxorubicin, prednisone) versus the control arm, CHOP (cyclophosphamide, doxorubicin, vincristine, prednisone).

•	In December 2018, the data from the ECHELON-2 phase 3 clinical trial were presented in an oral session at the 60th American Society of Hematology (ASH) Annual Meeting.

•

In December 2018, Takeda announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion for the extension of the marketing authorization of ADCETRIS and recommended its approval in combination with AVD(adriamycin, vinblastine, dacarbazine) in adult patients with previously untreated CD30+ Stage IV Hodgkin lymphoma.

Neuroscience

Takeda Neuroscience aims tobring innovative medicines to patients suffering from neurologic and psychiatric diseases for whom there are no treatments available. Takeda is expanding its presence in psychiatric diseases through continued investment in Trintellix for Major Depressive Disorder, and the Attention Deficit Hyperactivity Disorder portfolio acquired from Shire Plc. Takeda is also building its pipeline in neurology (e.g. Alzheimer’s disease, Parkinson’s disease) and selected rare CNS diseases through a combination of in-house expertise and collaboration with partners.

[TRINTELLIX/Generic name: vortioxetine]

•

In May 2018, Takeda announced the U.S. Food and Drug Administration (FDA) approved a supplemental new drug application for TRINTELLIX. TRINTELLIX is the first FDA-approved treatment for Major Depressive Disorder (MDD) where the U.S. labelling now includes data from the largest replicated clinical studies on an important aspect of cognitive function in acute major depressive disorder (MDD, depression). The FOCUS and CONNECT studies showed TRINTELLIX had a positive effect on processing speed, an important aspect of cognitive function that may be impaired in adult patients with acute MDD.

•	In June 2018, Takeda announced positive results from the pivotal study with vortioxetine in adults with Major Depressive Disorder (MDD) conducted in Japan.

•

In September 2018, Takeda announced the submission of a New Drug Application (NDA) to the Ministry of Health, Labour and Welfare (MHLW) in Japan for vortioxetine for the treatment of Major Depressive Disorder (MDD) in adults.

•

In October 2018, Takeda announced the FDA approved a supplemental new drug application for TRINTELLIX to add new data to its labeling demonstrating superiority over escitalopram in improving selective serotonin reuptake inhibitor (SSRI)-induced sexual dysfunction in adult patients with MDD. TRINTELLIX is the first antidepressant to include head-to-head data in its labeling that showed improvement in treatment-emergent sexual dysfunction (TESD) in MDD patients who switched from certain SSRI treatments.

Rare Diseases

Takeda added Rare Diseases to its therapeutic area focus after the acquisition of Shire Plc. on January 8, 2019 focusing on 3 key areas of deep Shire expertise: (1) Rare Immunology (e.g. Hereditary Angioedema (HAE)), through the recent launch of TAKHZYRO to transform the treatment paradigm; (2) Rare Hematology with the broadest portfolio across its competitors in Hematology and (3) Lysosomal Storage Disorders, focused on addressing Fabry Disease, Hunter Syndrome and Gaucher Disease.

Vaccine

In vaccines, Takeda is applying innovation to tackle some of the world’s most challenging infectious diseases such as dengue, zika, norovirus, and polio. To support the expansion of our pipeline and the development of our programs, we have entered partnerships with government organizations (Japan, US, Singapore) and leading global institutions, such as the Bill & Melinda Gates Foundation. Such partnerships have been essential towards building the critical capabilities necessary to deliver on our programs and realize their full potential.

•

In January 2019, Takeda announced that the pivotal Phase 3 trial of its dengue vaccine candidate met the primary efficacy endpoint. This first analysis of the Tetravalent Immunization against Dengue Efficacy Study (TIDES) trial showed that the company’s investigational live-attenuated tetravalent dengue vaccine (TAK-003) was efficacious in preventing dengue fever caused by any of the four serotypes of the virus.

Plasma Derived Therapies

Takeda added a new global business unit to focus on Plasma Derived Therapies (PDT) after the acquisition of Shire Plc. on January 8, 2019. PDT will focus on meeting the growing demand for plasma-derived products, which are essential for effectively treating patients with a variety of rare, life-threatening, chronic and genetic diseases across the world.

Building a sustainable research platform / Enhancing R&D collaboration

•

In April 2018, Takeda and the Drugs for Neglected Diseases initiative announced that they have signed an agreement to collaborate in conducting preclinical and Phase 1 clinical studies on drug candidate compounds that had been discovered among the aminopyrazole compound class, aimed at developing an innovative drug for the treatment of visceral leishmaniasis (VL).

The project has been selected for funding by the Global Health Innovative Technology Fund (GHIT). GHIT is an international public private partnership fund that facilitates global R&D partnerships for the discovery and development of new health technologies needed in developing countries.

•

In May 2018, Takeda announced that they entered inter a licensing agreement to grant ASKA Pharmaceutical Co., Ltd. (ASKA) of Japan exclusive commercialization right for uterine fibroids and exclusive development and commercialization rights for endometriosis for Japan to maximize the product value of Takeda-owned relugolix. Under this agreement, no right of relugolix for prostate cancer treatment in Japan has been granted to ASKA.

•

In July 2018, Takeda and Ovid Therapeutics Inc. of the U.S. provided an overview of their TAK-935/OV935 broad clinical development program. The companies plan to initiate three clinical trials: in pediatric patients with Dravet syndrome and Lennox-Gastaut syndrome, in pediatric patients with CDKL5 deficiency disorder (CDD) and Duplication 15q (Dup15q) syndrome, and an extension trial for patients with developmental and epileptic encephalopathies (DEEs) who participated in a previous TAK-935/OV935 clinical study.

•

In August 2018, Takeda and Ambys Medicines (Ambys) announced that they have entered into a partnership to support the advancement of the Ambys platform and pipeline. Ambys is pioneering the application of novel modalities, including cell and gene therapy and gain-of-function drug therapy, to meet the urgent need for treatments that restore liver function and prevent the progression to liver failure across multiple liver diseases that are untreatable or poorly treated today.

•

In August 2018, Takeda and Japan-based Alternative Asset Management Firm, Whiz Partners, Inc. (Whiz) announced they have entered into an agreement to create a joint investment fund, aimed at promoting a drug discovery ecosystem in Japan. Under the terms of the agreement, Whiz established “Drug Discovery Gateway Investment Limited Partnership” (DDG Fund) and assume the responsibilities of the general partner. Takeda plan to invest Axcelead Drug Discovery Partners, a wholly owned subsidiary of Takeda and a drug discovery platform company, in kind into the DDG Fund, in return for Limited Partner Shares.

•

In December 2018, Takeda, the Global Antibiotic Research and Development Partnership (GARDP) and Eisai Co., Ltd. (Eisai) have signed an agreement for GARDP to access and screen components of Eisai and Takeda’s chemical libraries. Both libraries will be tested by the Institut Pasteur Korea in the hope of discovering novel compounds with antibacterial activity. This multi-partner agreement supports GARDP’s efforts to tackle serious bacterial infections by developing antibiotics while endeavouring to ensure their sustainable access.

•

In January 2019, Takeda announced new research collaborations in immuno-oncology (I-O), an area of key strategic focus for the company. Through these collaborations, Takeda seeks to accelerate the discovery of next-generation cancer immunotherapies, including novel cell therapy approaches that may provide important opportunities for addressing the needs of patients with hard-to-treat cancers.

•

Takeda collaborate with Memorial Sloan Kettering Cancer Center (MSK) to discover and develop novel chimeric antigen receptor T-cell (CAR-T) products for the treatment of multiple myeloma, acute myeloid leukemia and additional solid tumor indications.

•

Takeda exercised an option under its existing research collaboration with Noile-Immune Biotech Inc. (Noile), which originated in September 2017. Due to the success of the collaboration, Takeda exclusively licensed NIB-102 and NIB-103 for the treatment of various solid tumor indications, and will co-develop these CAR-T cell therapies with Noile utilizing the company’s proprietary “Prime” (proliferation inducing and migration enhancing) CAR-T platform.

•

Takeda’s exercised option for an exclusive oncology-targeted Humabody® license from Crescendo Biologics will allow Takeda to additionally evaluate these Humabody® VHs for the development of novel CAR-T therapeutics.

(4) Major Facilities

Significant change in construction, disposal and sales of major facilities for the nine months period ended December 31, 2018 is as follows:

Classification	Company	Name [Location]	Segment	Description	Budget JPY (millions)		Financing	Schedule
					Total	Paid		Start	Completion
New plan	Takeda Pharmaceuticals Company Limited (The Company)	Osaka Plant [Yodogawa- ku, Osaka]	Pharmaceuticals	Manufacture equipment	10,990	290	Cash on hand	July 2018	March 2021

3. Material Contracts

The material contract amended during the three months period ended December 31, 2018 is as follows:

(1) Licensing-out

Not applicable.

(2) Joint research

Not applicable.

(3) Licensing-in

Not applicable.

(4) Sales Contracts

Not applicable.

(5) Other

The following contracts were newly concluded during the three months period ended December 31, 2018:

Company name	Counterparty	Country	Details	Date of conclusion	Transaction date
Takeda Pharmaceutical Company Limited (The Company)	Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., and Mizuho Bank, Ltd., The Norinchukin Bank and Sumitomo Mitsui Trust Bank, Limited	Japan	Senior short term loan facility agreement for the acquisition of Shire plc	October 2018	During the contract period

Takeda Pharmaceutical Company Limited (The Company)	Sumitomo Mitsui Banking Corporation, MUFG Bank, Ltd., and Mizuho Bank, Ltd., The Norinchukin Bank and Sumitomo Mitsui Trust Bank, Limited	Japan	Subordinated syndicated loan agreement for the acquisition of Shire plc	October 2018	During the contract period

Takeda Pharmaceutical Company Limited (The Company)	Japan Bank for International Cooperation	Japan	Loan agreement for the acquisition of Shire plc	December 2018	During the contract period

Takeda Pharmaceutical Company Limited (The Company)	Whiz Partners, Inc.	Japan	An agreement for establishment of Drug Discovery Gateway Investment Limited Partnership	October 2018	During the contract period

Takeda Pharmaceutical Company Limited (The Company)	Drug Discovery Gateway Investment Limited Partnership	Japan	An agreement for investment in kind of shares of Axcelead Drug Discovery Partners	October 2018	During the contract period

The following contracts were changed during the three months period ended December 31, 2018:

Company name	Counterparty	Country	Details	Date of conclusion	Transaction date
Takeda Pharmaceutical Company Limited (The Company)	JP Morgan Chase Bank, N.A., Sumitomo Mitsui Banking Corporation and MUFG Bank, Ltd.	U.S.A. and Japan	Bridge credit agreement for the acquisition of Shire plc	May 2018	During the contract period (Note)

(Note)	The remaining commitments were cancelled in December, 2018.

III. Information on the Company

1. Information on the Company’s Shares

(1) Total number of shares and other related information

1) Total number of shares

Class	Total number of shares authorized to be issued
Common stock	3,500,000,000
Total	3,500,000,000

2) Number of shares issued

Class	Number of shares outstanding (As of December 31, 2018)	Number of shares outstanding as of the filling date (February 14, 2019)	Stock exchange on which the Company is listed	Description
Common stock	794,701,895	1,565,004,908	Tokyo, Nagoya (both listed on the first section), Fukuoka, Sapporo, New York	The number of shares per one unit of shares is 100 shares.
Total	794,701,895	1,565,004,908	—	—

(Note1)

Under the authority delegeted by the resolution at the extraordinary shareholders meeting held on December 5, 2018, Takeda issued new Takeda shares as a part of the consideration relating to the acquisition of Shire plc on January 8, 2019. As a result, the number of shares outstanding increased by 770,303,013 shares to 1,565,004,908 shares.

(Note2)	The Company’s American Depositary Shares (ADS) are listed on the New York Stock Exchange.

(Note3)	The number of shares outstanding as of the filing date does not include newly issued shares exercised by stock acquisition rights from February 1, 2019 to February 14, 2019.

(2) Status of stock acquisition rights

1) Contents of stock option plans

 Not applicable.

2) Status of other stock acquisition rights

 Not applicable.

(3) Status of stock acquisition rights receivables with exercise price amendments

 Not applicable.

(4) Changes in the total number of issued shares and the amount of share capital and capital reserve

Date	Change in the total number of issued shares (Thousands)	Balance of the total number of issued shares (Thousands)	Change in share capital JPY (millions)	Balance of share capital JPY (millions)	Change in capital reserve JPY (millions)	Balance of capital reserve JPY (millions)
From October 1 to December 31, 2018	—	794,702	—	77,942	—	64,036

(Note)

The total number of issued shares increased by 770,703 thousands shares and share capital and capital reserve increased by 1,565,641 million JPY respectively due to the issuance of the Company’s ordinary shares as a part of consideration for the acquisition of Shire plc on January 8, 2019, the date of contribution.

(5) Major shareholders

No information required in 3rd quarter.

(6) Information on voting rights

1) Total number of shares

			As of December 31, 2018
Classification	Number of shares (Shares)	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock and other)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock and other)	(Treasury stock) Common stock 163,700 (Crossholding stock) Common stock 287,000	—	—
Shares with full voting rights (Others)	Common stock 793,598,900	7,935,989	—
Shares less than one unit	Common stock 652,295	—	Shares less than one unit (100 shares)
Number of issued shares	794,701,895	—	—
Total number of voting rights	—	7,935,989	—

(Note1)	“Shares with full voting rights (Others)” includes 8,950,700 (voting rights: 89,507) and 1,025,000 (voting rights: 10,250) of the shares held by the ESOP and BIP trust, respectively.

(Note2)	“Shares less than one unit” includes 31 of the shares as the treasury stock, and 120 and 109 of the shares held by the ESOP and BIP trust, respectively.

2) Treasury stock and other

As of December 31, 2018

Name of shareholders	Address	Number of shares held under own name (Shares)	Number of shares held under the name of others (Shares)	Total shares held (Shares)	Percentage of total issued shares (%)
(Treasury stock) Takeda Pharmaceutical Company Limited	1-1, Doshomachi 4-chome, Chuo-ku, Osaka	163,700	—	163,700	0.02
(Crossholding stock) Amato Pharmaceutical Products, Ltd.	995, Sasao-cho, Fukuchiyama-city, Kyoto	275,000	—	275,000	0.03

Watanabe Chemical, Co.,Ltd.	6-1, Hiranomachi 3-chome, Chuo-ku, Osaka	12,000	—	12,000	0.00
Total	—	450,700	—	450,700	0.06

(Note)

In addition to the above treasury stock and shares less than one unit of 31 shares, 8,950,820 of the shares held by the ESOP trust and 1,025,109 of the shares held by the BIP trust are included in treasury stock on the condensed interim consolidated statements of financial position.

2. Members of the Board of Directors

No change from the latest Annual Securities Report.

IV. Financial Information

Basis of Preparation of the Condensed Interim Consolidated Financial Statements

Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS34 “Interim Financial Reporting” based on the provision of Article 93 of Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Ordinance of the Ministry of Finance No. 64, 2007 in Japan).

IV. Financial Information

1. Condensed Interim Consolidated Financial Statements

(1) Condensed Interim Consolidated Statements of Income

	JPY (millions)
		Nine months period ended December 31,			Three months period ended December 31,
	Note	2017	2018	Note	2017	2018
Revenue	4	1,369,568	1,380,013	4	488,151	499,402
Cost of sales		(385,029)	(369,855)		(142,287)	(138,514)
Selling, general and administrative expenses		(456,340)	(447,677)		(159,076)	(153,894)
Research and development expenses		(236,659)	(228,893)		(81,564)	(77,461)
Amortization and impairment losses on intangible assets associated with products		(86,345)	(79,390)		(29,460)	(31,102)
Other operating income	5	163,923	61,667		26,988	29,336
Other operating expenses	6	(46,831)	(31,445)		(14,814)	(15,303)

Operating profit		322,287	284,420		87,938	112,464
Finance income		21,706	9,437		7,589	5,401
Finance expenses		(22,761)	(41,518)		(6,777)	(22,275)
Share of loss of investments accounted for using the equity method	7	(33,341)	(43,960)		(33,847)	(47,991)

Profit before tax		287,891	208,379		54,903	47,599
Income tax expenses		(47,203)	(44,026)		13,116	(9,735)

Net profit for the period		240,688	164,353		68,019	37,864

Attributable to:
Owners of the Company		240,906	164,434		68,089	37,766
Non-controlling interests		(218)	(81)		(70)	98

Net profit for the period		240,688	164,353		68,019	37,864

Earnings per share (JPY)
Basic earnings per share	8	308.59	209.87	8	87.17	48.14
Diluted earnings per share	8	306.51	208.64	8	86.59	47.90
See accompanying notes to condensed interim consolidated financial statements. (2) Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
		JPY (millions)
		Nine months period ended December 31,			Three months period ended December 31,
	Note	2017	2018	Note	2017	2018
Net profit for the period		240,688	164,353		68,019	37,864
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income		—	(6,478)		—	(19,486)
Re-measurement gain (loss) on defined benefit plans		(762)	461		(1,449)	624

		(762)	(6,017)		(1,449)	(18,862)
Items to be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		105,263	3,203		18,842	(63,477)
Net changes on revaluation of available-for-sale financial assets		16,102	—		7,988	—
Cash flow hedges		1,729	(15,666)		206	(17,370)
Hedging cost		989	(1,796)		298	(1,644)
Share of other comprehensive income (loss) of investments accounted for using the equity method		131	(107)		94	64

		124,214	(14,366)		27,428	(82,427)

Other comprehensive income (loss) for the period, net of tax		123,452	(20,383)		25,979	(101,289)

Total comprehensive income (loss) for the period		364,140	143,970		93,998	(63,425)

Attributable to:
Owners of the Company		363,706	144,224		93,763	(63,518)
Non-controlling interests		434	(254)		235	93

Total comprehensive income for the period		364,140	143,970		93,998	(63,425)

See accompanying notes to condensed interim consolidated financial statements.

(3) Condensed Interim Consolidated Statements of Financial Position

			JPY (millions)
	Note	As of March 31, 2018	As of December 31, 2018
ASSETS
NON-CURRENT ASSETS:
Property, plant and equipment		536,801	601,774
Goodwill		1,029,248	1,053,506
Intangible assets		1,014,264	1,020,216
Investments accounted for using the equity method	7	107,949	94,524
Other financial assets		196,436	188,331
Other non-current assets		77,977	89,248
Deferred tax assets		64,980	49,552

Total non-current assets		3,027,655	3,097,151

CURRENT ASSETS:
Inventories		212,944	223,398
Trade and other receivables		420,247	509,502
Other financial assets	10	80,646	1,566,330
Income tax receivables		8,545	6,289
Other current assets		57,912	64,503
Cash and cash equivalents		294,522	297,873
Assets held for sale	14	3,992	2,177

Total current assets		1,078,808	2,670,072

Total assets		4,106,463	5,767,223

			JPY (millions)
	Note	As of March 31, 2018	As of December 31, 2018
LIABILITIES AND EQUITY
LIABILITIES
NON-CURRENT LIABILITIES:
Bonds and loans	10	985,644	2,428,040
Other financial liabilities		91,223	155,833
Net defined benefit liabilities		87,611	85,361
Provisions		28,042	17,889
Other non-current liabilities		68,300	60,131
Deferred tax liabilities		90,725	105,684

Total non-current liabilities		1,351,545	2,852,938

CURRENT LIABILITIES:
Bonds and loans		18	120,743
Trade and other payables		240,259	248,616
Other financial liabilities		29,613	44,933
Accrued income taxes		67,694	60,446
Provisions		132,781	138,393
Other current liabilities		263,930	258,143
Liabilities held for sale	14	3,214	433

Total current liabilities		737,509	871,707

Total liabilities		2,089,054	3,724,645

EQUITY
Share capital		77,914	77,942
Share premium		90,740	87,098
Treasury shares		(74,373)	(57,137)
Retained earnings		1,557,307	1,614,904
Other components of equity		350,631	315,875
Other comprehensive income related to assets held for sale		(4,795)	—

Equity attributable to owners of the Company		1,997,424	2,038,682

Non-controlling interests		19,985	3,896

Total equity		2,017,409	2,042,578

Total liabilities and equity		4,106,463	5,767,223

See accompanying notes to condensed interim consolidated financial statements.

(4) Condensed Interim Consolidated Statements of Changes in Equity

Nine months period ended December 31, 2017 (From April 1 to December 31, 2017)

																JPY (millions)
	Note	Equity attributable to owners of the Company													Non- controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity							Other comprehensive income related to assets held for sale	Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for- sale financial assets	Cash flow hedges	Hedging cost	Re- measurement gain or loss on defined benefit plans	Total
As of April 1, 2017		65,203	74,973	(48,734)	1,511,817	221,550	—	67,980	1,472	—	—	291,002	—	1,894,261	54,704	1,948,965

Net profit for the period					240,906							—		240,906	(218)	240,688
Other comprehensive income (loss)						104,758		16,086	1,729	989	(762)	122,800		122,800	652	123,452

Comprehensive income (loss) for the period		—	—	—	240,906	104,758	—	16,086	1,729	989	(762)	122,800	—	363,706	434	364,140

Transactions with owners:
Issuance of new shares		1,030	1,030									—		2,060		2,060
Acquisition of treasury shares				(18,760)								—		(18,760)		(18,760)
Disposal of treasury shares			0	1								—		1		1
Dividends	11				(142,120)							—		(142,120)	(2,189)	(144,309)
Changes in ownership												—		—	(32,750)	(32,750)
Transfers from other components of equity					(762)						762	762		—		—
Share-based compensation			13,688									—		13,688		13,688
Exercise of share-based awards			(14,856)	15,905								—		1,049		1,049
Transfers to non-financial assets												—		—		—

Total transactions with owners		1,030	(138)	(2,854)	(142,882)	—	—	—	—	—	762	762	—	(144,082)	(34,939)	(179,021)

As of December 31, 2017		66,233	74,835	(51,588)	1,609,841	326,308	—	84,066	3,201	989	—	414,564	—	2,113,885	20,199	2,134,084

See accompanying notes to condensed interim consolidated financial statements.

Nine months period ended December 31, 2018 (From April 1 to December 31, 2018)

																JPY (millions)
	Note	Equity attributable to owners of the Company													Non- controlling interests	Total equity
		Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity								Total
						Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income	Net changes on revaluation of available-for- sale financial assets	Cash flow hedges	Hedging cost	Re- measurement gain or loss on defined benefit plans	Total	Other comprehensive income related to assets held for sale
As of April 1, 2018		77,914	90,740	(74,373)	1,557,307	272,597	—	73,037	3,391	1,606	—	350,631	(4,795)	1,997,424	19,985	2,017,409
Cumulative effects of changes in accounting policies	3				15,401		84,672	(73,037)	(1,378)			10,257		25,658	(10)	25,648

Restated balance		77,914	90,740	(74,373)	1,572,708	272,597	84,672		2,013	1,606		360,888	(4,795)	2,023,082	19,975	2,043,057

Net profit for the period					164,434							—		164,434	(81)	164,353
Other comprehensive income (loss)						(1,478)	(6,526)		(15,666)	(1,796)	461	(25,005)	4,795	(20,210)	(173)	(20,383)

Comprehensive income (loss) for the period		—	—	—	164,434	(1,478)	(6,526)	—	(15,666)	(1,796)	461	(25,005)	4,795	144,224	(254)	143,970

Transactions with owners:
Issuance of new shares		28	28									—		56		56
Acquisition of treasury shares				(1,164)								—		(1,164)		(1,164)
Disposal of treasury shares			(0)	3								—		3		3
Dividends	11				(142,697)							—		(142,697)	(168)	(142,865)
Changes in ownership					(2,126)	230						230		(1,896)	(15,657)	(17,553)
Transfers from other components of equity					22,585		(22,124)				(461)	(22,585)		—		—
Share-based compensation			14,887									—		14,887		14,887
Exercise of share-based awards			(18,557)	18,397								—		(160)		(160)
Transfers to non-financial assets									2,347			2,347		2,347		2,347

Total transactions with owners		28	(3,642)	17,236	(122,238)	230	(22,124)	—	2,347	—	(461)	(20,008)	—	(128,624)	(15,825)	(144,449)

As of December 31, 2018		77,942	87,098	(57,137)	1,614,904	271,349	56,022	—	(11,306)	(190)	—	315,875	—	2,038,682	3,896	2,042,578

See accompanying notes to condensed interim consolidated financial statements.

(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Nine months period ended December 31,
	2017	2018
Cash flows from operating activities:
Net profit for the period	240,688	164,353
Depreciation and amortization	142,697	116,305
(Reversal of) Impairment losses	(14,937)	7,988
Equity-settled share-based compensation	13,688	14,887
Gain on sales and disposal of property, plant and equipment	(1,398)	(5,492)
Gain on divestment of business	(26,348)	(29,686)
Gain on sales of subsidiaries	(106,619)	(14,365)
Change in fair value of contingent consideration	8,140	(1,230)
Finance income and expenses, net	1,055	32,081
Share of gain of associates accounted for using the equity method	33,341	43,960
Income tax expenses	47,203	44,026
Changes in assets and liabilities:
Increase in trade and other receivables	(77,777)	(102,292)
Decrease (increase) in inventories	7,253	(15,375)
Increase in trade and other payables	837	24,145
Decrease in provisions	(13,295)	(2,977)
Other, net	9,293	(39,779)

Cash generated from operations	263,821	236,549

Income taxes paid	(36,702)	(28,374)
Tax refunds and interest on tax refunds received	24,989	2,821

Net cash from operating activities	252,108	210,996

Cash flows from investing activities:
Interest received	1,610	2,423
Dividends received	7,444	2,326
Acquisition of property, plant and equipment	(48,573)	(50,384)
Proceeds from sales of property, plant and equipment	2,224	6,077
Acquisition of intangible assets	(54,503)	(39,180)
Acquisition of investments	(6,826)	(12,058)
Proceeds from sales and redemption of investments	21,667	39,325
Acquisition of businesses, net of cash and cash equivalents acquired	(17,787)	(66,749)
Proceeds from sales of businesses, net of cash and cash equivalents divested	85,080	27,548
Payments into restricted deposits	—	(1,581,389)
Proceeds from withdrawal of restricted deposits	—	71,774
Other, net	23,843	(13,748)

Net cash from (used in) investing activities	14,179	(1,614,035)

Cash flows from financing activities:
Net decrease in short-term loans	(403,945)	(505)
Proceeds from long-term loans	337,154	—
Proceeds from issuance of bonds	56,299	1,581,389
Purchase of treasury shares	(18,744)	(1,164)
Interest paid	(6,111)	(6,934)
Dividends paid	(135,352)	(135,766)
Acquisition of non-controlling interests	—	(2,392)
Repayment of obligations under finance lease	(1,942)	(1,599)
Facility fees paid for loan agreements	—	(19,507)
Other, net	(3,621)	(1,549)

Net cash from (used in) financing activities	(176,262)	1,411,973

Net increase in cash and cash equivalents	90,025	8,934
Cash and cash equivalents at the beginning of the year	319,455	294,522
(Consolidated statements of financial position)
Cash and cash equivalents reclassified back from assets held for sale	21,797	451

Cash and cash equivalents at the beginning of the year	341,252	294,973
Effects of exchange rate changes on cash and cash equivalents	8,976	(6,034)

Cash and cash equivalents at the end of the period	440,253	297,873

See accompanying notes to condensed interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements

1 Reporting Entity

Takeda Pharmaceutical Company Limited (the “Company”) is a public company incorporated in Japan.

The Company and its subsidiaries (collectively, “Takeda”) is a major global pharmaceutical group and is engaged in the research, development, manufacturing and marketing of pharmaceutical products, over-the-counter (“OTC”) medicines and quasi-drug consumer products, and other healthcare products. Takeda’s principal pharmaceutical products include medicines in the following therapeutic areas: gastroenterology, oncology and neuroscience.

2 Basis of Preparation

(1) Compliance

Takeda has prepared the condensed interim consolidated financial statements in accordance with IAS34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements do not contain all the information required in consolidated financial statements as of the end of a fiscal year. Therefore, the condensed interim consolidated financial statements should be used with the consolidated financial statements as of and for the fiscal year ended March 31, 2018.

(2) Functional Currency and Presentation Currency

The condensed interim consolidated financial statements are presented in Japanese yen (“JPY”), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million, except when otherwise indicated.

(3) Approval of Financial Statements

Takeda’s condensed interim consolidated financial statements as of and for the period ended December 31, 2018 were approved on February 14, 2019 by Representative Director, President & Chief Executive Officer (“CEO”) Christophe Weber and Corporate Officer & Chief Financial Officer Costa Saroukos.

(4) Use of Judgments, Estimates and Assumptions

The preparation of the condensed interim consolidated financial statements requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

These estimates and underlying assumptions are reviewed on a continuous basis by the management. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed interim consolidated financial statements are prepared based on the same judgments and estimations as well as the accounting estimates and assumptions applied and described in Takeda’s consolidated financial statements for the fiscal year ended March 31, 2018, except for new significant judgments and uncertainty of the estimations related to the application of IFRS 9 ‘Financial instruments’ (“IFRS 9”) and IFRS 15 ‘Revenue from Contracts with Customers’ (“IFRS 15”) , which are described in Note 3 “Significant Accounting Policies”.

3 Significant Accounting Policies

Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2018 except for the policies required by IFRS 9 and IFRS 15.

Takeda calculated income tax expenses for the nine months period ended December 31, 2018, based on the estimated average annual effective tax rate.

IFRS 9 ‘Financial instruments’

IFRS 9 was adopted by Takeda as of April 1, 2018. IFRS 9 replaces the majority of the requirements of IAS 39 ‘Financial Instruments: Recognition and Measurement’ and covers the classification, recognition, measurement, and de-recognition of financial assets and financial liabilities, introduces a new impairment model for financial assets based on expected losses rather than incurred losses and provides a new hedge accounting model.

The principal impact of the adoption of IFRS 9 for Takeda was the re-measurement of certain available-for-sale financial instruments to fair value as of April 1, 2018. In addition, as a result of adoption, Takeda elected to designate equity instruments as financial assets measured at fair value through other comprehensive income (FVTOCI). This designation has been made on the basis of the facts and circumstances that existed at the date of initial application. Changes in the fair value of financial assets at FVTOCI are recognized in other comprehensive income, and the cumulative amount of other comprehensive income is transferred to retained earnings when the instruments are derecognized due to liquidation or sale.

The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. The determination of the business model within which a financial asset is held has been made on the basis of the facts and circumstances that existed at the date of initial application.

The impairment of financial assets measured at amortized cost is assessed using an expected credit loss (ECL) model where previously the incurred loss model was used. Given the nature of Takeda’s financial assets, there was no significant impact on the provisions for doubtful accounts or impairments upon adoption of the new standard.

The adoption of IFRS 9 has not had material impact on Takeda’s financial liabilities and derivatives.

The new hedge accounting model introduced by the standard requires hedge accounting relationships to be based upon Takeda’s own risk management objectives and strategy, and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. The model is to be discontinued only when the relationships no longer qualify for hedge accounting. All hedging relationships designated under IAS39 at March 31, 2018 met the criteria for hedge accounting under IFRS 9 at April 1, 2018 and are therefore regarded as continuing hedging relationships.

Takeda applied IFRS 9 retrospectively with respect to classification and measurement (including impairment) without restating previous years. These cumulative effects of initially applying IFRS 9 were recognized in equity as of the date of initial application of IFRS 9 (April 1, 2018). As a result of the adoption on the date of initial application, the opening balance of retained earnings and other components of equity increased by 14,073 million JPY and 10,257 million JPY, respectively, while other financial assets (non-current), other financial assets (current), deferred tax liabilities increased by 32,809 million JPY, 856 million JPY and 9,345 million JPY respectively, with non-controlling interests decreasing by 10 million JPY.

In addition, under IAS 39, the currency basis spread was included in “Cash Flow Hedges” under other components of equity. Under IFRS 9, this basis spread is separately accounted for and presented as “Hedging Cost” under other components of equity. Takeda retrospectively applied the accounting treatment of hedging cost and adjusted the comparative information. As of December 31, 2017 and March 31, 2018, the amounts retrospectively recorded as “Hedging Cost” and deducted from “Cash Flow Hedges” were 989 million JPY and 1,606 million JPY, respectively.

Classifications and carrying amounts of financial assets under IAS 39 and IFRS 9 as of the date of adoption were changed as presented in the table below. For investments in equity instruments, Takeda made an irrevocable election at the time of initial recognition to account for the equity instruments at FVTOCI. There were no changes to the classifications and carrying amounts of the financial liabilities.

				JPY (millions)
	IAS 39	Carrying amount	IFRS 9	Carrying amount
Cash and cash equivalents	Loans and receivables	294,522	Financial assets measured at amortized cost	294,522
Derivatives	Financial assets measured at fair value through profit or loss	762	Financial assets measured at fair value through profit or loss	762
Derivative transactions to which hedge accounting is applied	Derivative transactions to which hedge accounting is applied	2,527	Derivative transactions to which hedge accounting is applied	2,527
Trade and other receivables, other financial assets	Loans and receivables	516,853	Financial assets measured at amortized cost	516,853
Equity instruments	Available-for-sale financial assets	169,814	Financial assets measured at fair value through other comprehensive income	203,276
	Loans and receivables	5,303
Convertible notes	Financial assets measured at fair value through profit or loss	2,070	Financial assets measured at fair value through profit or loss	7,576

Total		991,851		1,025,516

The following changes were made to the carrying amount of the financial assets as of the date of adoption.

					JPY (millions)
IAS 39	Carrying amount	Change in classification	Re-measurement	IFRS 9	Carrying amount
Loans and receivables	816,678	(5,303)	—	Financial assets measured at amortized cost	811,375
Financial assets measured at fair value through profit or loss	2,832	5,303	203	Financial assets measured at fair value through profit or loss	8,338
Derivative transactions to which hedge accounting is applied	2,527	—	—	Derivative transactions to which hedge accounting is applied	2,527
Available-for-sale financial assets	169,814	—	33,462	Financial assets measured at fair value through other comprehensive income	203,276

Total	991,851	—	33,665		1,025,516

Measurement of Financial Instruments

Debt Instruments:

•

Amortized cost: Assets such as trade and other receivables that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. Trade receivables are initially recognized at their invoiced amounts, including any related sales taxes less adjustments for estimated revenue deductions such as rebates, and cash discounts. Provisions for doubtful trade receivables are established using an ECL model. The provisions are based on a forward- looking ECL, which includes possible default events on the trade receivables over the entire holding period of the trade receivables. Takeda has elected to measure provisions for trade receivables and lease receivables at an amount equal to lifetime ECL. Takeda uses a provision matrix to calculate ECL. These provisions represent the difference between the carrying amount of the trade receivables and the lease receivables in the consolidated statements of financial position and the estimated net collectible amount.

•

FVTOCI: Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and whose contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at FVTOCI. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to net profit or loss.

•

Fair value through profit or loss (FVTPL): Assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on debt instruments that is measured at FVTPL is recognized in net profit or loss.

Equity Instruments:

•

Equity instruments are measured at FVTPL. However, on initial recognition, Takeda made an irrevocable FVTOCI election (on an instrument-by-instrument basis) to present the subsequent changes in the fair value of equity instruments in other comprehensive income. As at the reporting date, Takeda designated all its equity instruments as financial assets at FVTOCI.

Derivatives and Hedge Accounting:

•

Derivatives are measured at FVTPL unless the derivative contracts are designated as hedging instruments. Gains or losses on derivatives are recognized in net profit or loss. When the derivative contracts are designated as hedging instruments in cash flow hedging relationships, the effective portion of changes in fair value of derivatives is accumulated in other comprehensive income. The currency basis spread is accounted for and presented as “Hedging Cost” under other components of equity separately from “Cash Flow Hedges”.

IFRS 15 ‘Revenue from Contracts with Customers’

Takeda adopted IFRS 15 on April 1, 2018. The new standard provides a single, principles-based approach to the recognition of revenue from all contracts with customers. The standard focuses on the identification of performance obligations in a contract and requires revenue to be recognized when or as those performance obligations are satisfied. The standard also has more detailed disclosure requirements.

The impacts of adoption of the new standard are summarized below:

•

Takeda derives revenue from sales of pharmaceutical products as well as other services where control transfers to customers and performance obligations are satisfied either at the point in time of shipment, receipt of the products by the customer or when the services are performed.

•

Takeda also recognizes royalty revenue relating to the out-licensing of intellectual property (IP), which is recognized when the underlying sales have occurred, and revenue from other services such as research and development of compounds out-licensed, which is recognized over the service period.

•

Takeda’s revenue also includes revenue from out-licensing and granting of IP rights and Takeda usually receives upfront payments or milestone payments for these arrangements. Revenue from the upfront payments is generally recognized when Takeda provides a right to use the IP. Revenue from the milestone payments is generally recognized at the point in time when it is highly probable that the respective milestone event criteria are met, and a significant reversal in the amount of revenue recognized will not occur.

These impacts of adoption of the new standard were immaterial. Takeda elected the modified retrospective method upon adoption of IFRS 15. This method requires the recognition of the cumulative effect of initially applying IFRS 15 in equity at the date of initial application of IFRS 15 (April 1, 2018) and Takeda did not restate the result of prior years. As a result of the adoption of IFRS 15, due to the difference in allocation of revenue to performance obligations, other non-current liabilities, other current liabilities, deferred tax assets decreased by 1,247 million JPY, 495 million JPY and 414 million JPY respectively, and opening retained earnings increased by 1,328 million JPY.

For the nine months period ended December 31, 2018, the impact from adoption of IFRS 15 on the condensed interim consolidated financial statements was immaterial compared to the financial statements under IAS 18.

As the results of the adoption of IFRS 15, Takeda updated and revised the related accounting policy as follows:

Revenue on sales of Takeda products and services is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, generally at the point in time of shipment to or receipt of the products by the customer, or when the services are performed. The amount of revenue to be recognized is based on the consideration Takeda expects to receive in exchange for its goods and services. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation.

The consideration Takeda receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The most common elements of variable consideration are listed below:

•

Rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed healthcare organizations and other customers are estimated and recorded as a deduction from revenue at the time the related revenues are recorded. They are calculated on the basis of historical experience and the specific terms in the individual agreements.

•	Cash discounts are offered to customers and are provisioned and recorded as revenue deductions at the time the related sales are recorded.

•

Sales return provisions are recognized and recorded as revenue deductions when there is historical experience of Takeda agreeing to customer returns and Takeda can reasonably estimate expected future returns. In doing so, the estimated rate of return is applied, determined based on historical experience of customer returns and considering any other relevant factors. The rate is multiplied by the amounts invoiced in order to estimate expected future returns.

Takeda also generates revenue in the form of royalty payments, upfront payments, and milestone payments from the out-licensing of intellectual property (IP). Royalty revenue earned through a license is recognized when the underlying sales have occurred. Revenue from upfront payment is generally recognized when Takeda provides a right to use IP. Revenue from milestone payments is recognized at the point in time when it is highly probable that the respective milestone event criteria is met, and a significant reversal in the amount of revenue recognized will not occur.

Revenue from other services such as research and development of compounds that are out-licensed is recognized over the service period.

4 Revenue

The disaggregation of revenue by goods and services is as follows:

		JPY (millions)
	Three months period ended December 31,
	2017	2018
Sales of pharmaceutical products	1,308,561	1,333,418
Royalty and service income	61,007	46,595

Total	1,369,568	1,380,013

		JPY (millions)
	Three months period ended December 31,
	2017	2018
Sales of pharmaceutical products	470,295	477,696
Royalty and service income	17,856	21,706

Total	488,151	499,402

The disaggregation of revenue by geographic location is as follows. This disaggregation provides revenue attributable to countries or regions based on the customer location.

								JPY (millions)
Nine months period ended December 31,	Japan	U.S.	Europe and Canada	Russia/ CIS	Latin America	Asia	Other	Total
2017	463,201	463,039	233,744	55,982	56,072	77,331	20,199	1,369,568
2018	444,046	495,346	244,878	44,293	54,527	75,857	21,066	1,380,013

Other includes the Middle East, Oceania and Africa.

								JPY (millions)
Three months period ended December 31,	Japan	U.S.	Europe and Canada	Russia/ CIS	Latin America	Asia	Other	Total
2017	168,214	161,255	84,806	20,871	20,008	28,141	4,856	488,151
2018	169,803	174,267	86,276	16,809	19,841	23,952	8,454	499,402

Other includes the Middle East, Oceania and Africa.

5 Other Operating Income

Other operating income for the nine months period ended December 31, 2017 included the gain on the sale of shares of 106,337 million JPY due to the sale of shareholding in Wako Pure Chemical, Ltd. to FUJIFILM corporation, and the realization of a deferred gain of 26,348 million JPY related to the transfer of Takeda’s long-listed products business to Teva Takeda Yakuhin Ltd.

Other operating income for the nine months period ended December 31, 2018 included the realization of a deferred gain of 29,686 million JPY related to the transfer of Takeda’s long-listed products business to Teva Takeda Yakuhin Ltd., and the gain on the sale of shares of 18,381 million JPY due to the sale of shareholding in Guangdong Techpool Bio-Pharma Co., Ltd. to Shanghai Pharmaceutical Holding Co. Ltd. and SFund International Investment Fund management Limited.

6 Other Operating Expenses

Other operating expenses for the nine months period ended December 31, 2017 included expenses for reorganization activities such as reductions in the workforce and consolidation of sites and functions to improve the efficiency of its operations (“Restructuring expenses”). The amount of the Restructuring expenses was 19,704 million JPY which included R&D transformation costs and post-merger integration costs related to the acquisition of ARIAD Pharmaceuticals, Inc. In addition, other operating expenses included the expenses of 8,140 million JPY associated with changes in contingent considerations (*).

Other operating expenses for the nine months period ended December 31, 2018 included the restructuring expenses of 25,145 million JPY mainly due to the integration expenses of the Shire acquisition and R&D transformation initiative. In addition, other operating expenses included the reversal of valuation reserve for pre-launch inventories of (5,282) million JPY as a result of a New Drug Application Approval and the loss of 4,016 million JPY due to the sale of shareholding in Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. to Novamed Fabricação de Produtos Farmacêuticos Ltda.

(*) The contingent considerations are recognized at fair value as part of the purchase price when specified future events arising from business combinations occur.

7 Share of profit (loss) of associated accounted for using the equity method

Share of profit (loss) of associates accounted for using the equity method for the nine month period ended December 31, 2017 included the impairment loss of 35,725 million JPY (equivalent to the shareholding ratio of the Companies) recognized by Teva Takeda Pharma Ltd. (including its subsidiary, Teva Takeda Yakuhin Ltd.), which operates the long listed products business and the generics business, due to the 2018 revision of the pharmaceutical pricing system in Japan and the changes in the business environment.

Share of profit (loss) of associates accounted for using the equity method for the nine month period ended December 31, 2018 included the impairment loss of 49,412 million JPY (equivalent to the shareholding ratio of the Companies) recognized by Teva Takeda Pharma Ltd. (including its subsidiary, Teva Takeda Yakuhin Ltd.), which operates the long listed products business and the generics business, due to the changes in the business environment such as the Drug Pricing Reform.

8 Earnings Per Share

The basis for calculating basic and diluted earnings per share (attributable to owners) is as follows:

	Nine months period ended December 31,
	2017	2018
Net profit for the period attributable to owners of the Company
Net profit attributable to owners of the Company (million JPY)	240,906	164,434
Net profit used for calculation of earnings per share (million JPY)	240,906	164,434

Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	780,672	783,486
Dilutive effect (thousands of shares)	5,283	4,622
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	785,955	788,108

Earnings per share
Basic (JPY)	308.59	209.87
Diluted (JPY)	306.51	208.64

	Three months period ended December 31,
	2017	2018
Net profit for the period attributable to owners of the Company

Net profit attributable to owners of the Company (million JPY)	68,089	37,766
Net profit used for calculation of earnings per share (million JPY)	68,089	37,766

Weighted average number of ordinary shares outstanding during the period (thousands of shares) [basic]	781,123	784,477
Dilutive effect (thousands of shares)	5,261	3,987
Weighted average number of ordinary shares outstanding during the period (thousands of shares) [diluted]	786,384	788,464

Earnings per share
Basic (JPY)	87.17	48.14
Diluted (JPY)	86.59	47.90

9 Collaborations and Licensing Arrangements

Takeda is a party to certain collaborative and licensing arrangements. These agreements generally provide for commercialization rights to a product or products being developed by the counterparty, and, in exchange, often result in upfront payments upon execution of the agreement and/ or an obligation that requires Takeda to make future development, regulatory approval, or commercial milestone payments as well as royalty payments. In some of these arrangements, Takeda and the licensee are both actively involved in the development and commercialization of the licensed product, and have exposure to risks and rewards that are dependent on its commercial success.

The significant agreements in collaboration and licensing during the nine months period ended December 31, 2018 is described below.

Wave Life Sciences Ltd. (“Wave”)

In February 2018, Takeda entered into an agreement with Wave to discover, develop and commercialize nucleic acid therapies for disorders of the central nervous system (“CNS”) and the agreement became effective in April 2018 after the receipt of clearance under the Hart-Scott- Rodino Antitrust Improvement Act (HSR Act). Under the agreement, Wave will provide Takeda the option to co-develop and co-commercialize programs in areas of Huntington’s disease (HD), amyotrophic lateral sclerosis (ALS), frontotemporal dementia (FTD) and spinocerebellar ataxia type 3 (SCA3). In addition, Takeda will have the right to license multiple preclinical programs targeting CNS disorders, including Alzheimer’s disease and Parkinson’s disease. The agreement required upfront payments, investment in Wave and future contingent payments such as development and commercial milestone payments. Wave will continue to independently advance its activities in neuromuscular diseases including its lead clinical program for the treatment of Duchene muscular dystrophy (DMD).

Mersana Therapeutics (“Mersana”)

In March 2014, Takeda entered into an agreement with Mersana related to the development of antibody drug conjugates, which was expanded in January 2015 and again in February 2016. In January 2019 Takeda and Mersana reached an agreement on the termination of partnership. Accordingly, Takada recognized impairment loss on intangible assets associated with products of 7,237 million JPY during the nine months period ended December 31, 2018.

10 Bonds

For the three month period ended December 31, 2018, the Company issued EUR unsecured senior notes as outlined below.

(1) Unsecured EUR Denominated Senior Notes Due 2020

i) Issue Amount	EUR 1,250million	EUR 1,000million
ii) Issue Price	99.907% of the principal amount	100.00% of the principal amount
iii) Coupon	0.375% per annum	Three-month EURIBOR+55bps per annum
iv) Maturity Date	November 21, 2020
v) Method of redemption	Bullet maturity. The Company may redeem the notes, in whole or in part, at any time prior to maturity with optional redemption (applicable only for the fixed rate bond) and optional tax redemption.
vi) Use of proceeds	Payment of a portion of the consideration for the Shire acquisition and related expenses
vii) Important special provision	Negative pledge clause

(2) Unsecured EUR Denominated Senior Notes Due 2022

i) Issue Amount	EUR 1,500million	EUR 750million
ii) Issue Price	99.612% of the principal amount	100.00% of the principal amount
iii) Coupon	1.125% per annum	Three-month EURIBOR+110bps per annum
iv) Maturity Date	November 21, 2022
v) Method of redemption	Bullet maturity. The Company may redeem the notes, in whole or in part, at any time prior to maturity with optional redemption (applicable only for the fixed rate bond) and optional tax redemption.
vi) Use of proceeds	Payment of a portion of the consideration for the Shire acquisition and related expenses
vii) Important special provision	Negative pledge clause

(3) Unsecured EUR Denominated Senior Notes Due 2026

i) Issue Amount	EUR 1,500million
ii) Issue Price	99.862% of the principal amount
iii) Coupon	2.250% per annum
iv) Maturity Date	November 21, 2026
v) Method of redemption	Bullet maturity. The Company may redeem the notes, in whole or in part, at any time prior to maturity with optional redemption and optional tax redemption.
vi) Use of proceeds	Payment of a portion of the consideration for the Shire acquisition and related expenses
vii) Important special provision	Negative pledge clause

(4) Unsecured EUR Denominated Senior Notes Due 2030

i) Issue Amount	EUR 1,500million
ii) Issue Price	99.464% of the principal amount
iii) Coupon	3.000% per annum
iv) Maturity Date	November 21, 2030
v) Method of redemption	Bullet maturity. The Company may redeem the notes, in whole or in part, at any time prior to maturity with optional redemption and optional tax redemption.
vi) Use of proceeds	Payment of a portion of the consideration for the Shire acquisition and related expenses
vii) Important special provision	Negative pledge clause

For the three month period ended December 31, 2018, the Company issued unsecured USD denominated senior notes as outlined below.

(1) Unsecured USD Denominated Senior Notes Due 2020

i) Issue Amount	USD 1,000million
ii) Issue Price	99.937% of the principal amount
iii) Coupon	3.800% per annum
iv) Maturity Date	November 26, 2020
v) Method of redemption	Bullet maturity. The Company may redeem the notes, in whole or in part, at any time prior to maturity with optional redemption and optional tax redemption.
vi) Use of proceeds	Payment of a portion of the consideration for the Shire acquisition and related expenses
vii) Important special provision	Negative pledge clause

(2) Unsecured USD Denominated Senior Notes Due 2021

i) Issue Amount	USD 1,250million
ii) Issue Price	99.936% of the principal amount
iii) Coupon	4.000% per annum
iv) Maturity Date	November 26, 2021
v) Method of redemption	Bullet maturity. The Company may redeem the notes, in whole or in part, at any time prior to maturity with optional redemption and optional tax redemption.
vi) Use of proceeds	Payment of a portion of the consideration for the Shire acquisition and related expenses
vii) Important special provision	Negative pledge clause

(3) Unsecured USD Denominated Senior Notes Due 2023

i) Issue Amount	USD 1,500million
ii) Issue Price	99.960% of the principal amount
iii) Coupon	4.400% per annum
iv) Maturity Date	November 26, 2023
v) Method of redemption	Bullet maturity. The Company may redeem the notes, in whole or in part, at any time prior to maturity with optional redemption and optional tax redemption.
vi) Use of proceeds	Payment of a portion of the consideration for the Shire acquisition and related expenses
vii) Important special provision	Negative pledge clause

(4) Unsecured USD Denominated Senior Notes Due 2028

i) Issue Amount	USD 1,750million
ii) Issue Price	99.580% of the principal
iii) Coupon	5.000% per annum
iv) Maturity Date	November 26, 2028
v) Method of redemption	Bullet maturity. The Company may redeem the notes, in whole or in part, at any time prior to maturity with optional redemption and optional tax redemption.
vi) Use of proceeds	Payment of a portion of the consideration for the Shire acquisition and related expenses
vii) Important special provision	Negative pledge clause

Upon the issuance of the bonds above, the restricted deposits of 1,553,918 million JPY for the purpose of the Shire acquisition are included in “Other Financial Assets - current -”.

11 Dividends

Resolution	Total dividends declared and paid (million JPY)	Dividends per share (JPY)	Basis date	Effective date
Nine months period ended December 31, 2017
Annual Shareholders Meeting (June 28, 2017)	71,133	90.00	March 31, 2017	June 29, 2017
Board of Directors (November 1, 2017)	71,165	90.00	September 30, 2017	December 1, 2017
Nine months period ended December 31, 2018
Annual Shareholders Meeting (June 28, 2018)	71,507	90.00	March 31, 2018	June 29, 2018
Board of Directors (October 31, 2018)	71,509	90.00	September 30, 2018	December 3, 2018

12 Financial Instruments

(1) Fair Value Measurements

(i) Financial assets and liabilities measured at fair value through profit or loss

The fair value of derivatives to which hedge accounting was not applied is measured at quoted prices or quotes obtained from financial institutions, whose significant inputs to the valuation model used are based on observable market data.

The fair value of convertible notes is measured using techniques such as the option pricing model.

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently re-measured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows. The key assumptions taken into consideration are the probability of meeting each performance target and the discount factor. The fair value measurement of contingent considerations arising from business combinations is stated in Note13, “Business Combinations.”

(ii) Financial assets measured at amortized cost

The carrying amount of financial assets measured at amortized cost approximate their fair values as these assets are settled within a short period.

(iii) Equity instruments

The fair value of listed equity instruments is measured at quoted prices or quotes obtained from financial institutions.

The fair value of unlisted equity instruments is measured using techniques such as the net asset book value method and the multiples approach. Under the multiples approach, listed companies similar to the target companies are selected, and the fair value is calculated using the stock index for those similar companies.

(iv) Derivative transactions to which hedge accounting is applied

The fair value of derivative transactions to which hedge accounting is applied is measured in the same manner as “(i) Financial assets and liabilities measured at fair value through profit or loss”.

(v) Financial liabilities measured at amortized cost

The fair value of bonds is measured at quotes obtained from financial institutions, and the fair value of loans and finance leases are measured at the present value of future cash flows discounted using the applicable effective interest rate, with consideration of the credit risk by each liability group classified in a specified period.

Other current items are settled in a short period, and the coupon rates of other non-current items reflect market interest rates. Therefore, the carrying amounts of these liabilities approximate their fair values.

(2) Fair Value Hierarchy

Level 1: Fair value measured at quoted prices in active markets

Level 2: Fair value that is calculated using an observable price other than that categorized in Level 1 directly or indirectly

Level 3: Fair value that is calculated based on valuation techniques which include input that is not based on observable market data

(3) Fair Value of Financial Instruments Carried at Cost

The carrying amount and fair value of financial instruments that are not recorded at fair value in the condensed interim consolidated statements of financial position are as follows:

	JPY (millions)
	As of December 31, 2018
	Carrying amount	Fair value
Bonds	1,728,378	1,752,611
Long-term loans	819,649	819,990
Finance leases	131,003	134,740

The amounts to be paid within a year are included. The fair value of bonds, long-term loans and finance leases are classified as Level 2 in the fair value hierarchy.

This table excludes financial instruments that have carrying amounts that approximates fair value.

(4) Fair Value Measurement Recognized in the Condensed Interim Consolidated Statements of Financial Position

			JPY (millions)
As of December 31, 2018	Level 1	Level 2	Level 3	Total
Assets:
Financial assets measured at fair value through profit or loss:
Derivatives	—	984	—	984
Convertible notes	—	—	7,825	7,825
Derivative transactions to which hedge accounting is applied	—	5,297	—	5,297
Financial assets measured at fair value through other comprehensive income:
Equity instruments	122,065	—	43,906	165,971

Total	122,065	6,281	51,731	180,077

Liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives	—	3,490	—	3,490
Contingent considerations arising from business combinations	—	—	26,427	26,427
Derivative transactions to which hedge accounting is applied	—	11,463	—	11,463

Total	—	14,953	26,427	41,380

Takeda recognizes transfers between levels of the fair value hierarchy, at the end of the reporting period during which the change has occurred. There were no transfers among Level 1, Level 2 and Level 3 for the nine months period ended December 31, 2018.

Disclosures related to contingent considerations arising from business combinations are stated in Note 13, “Business Combinations”.

(5) Reconciliation of Level 3 Financial Assets

JPY (millions)
Nine months period ended December 31, 2018
Opening balance	47,789

Gain or loss:
Net profit	593
Other comprehensive income	(3,676)
Purchases	7,036
Sales	(10)
Other	(1)

Closing balance	51,731

Gain or loss recorded in profit or loss relates to the financial assets measured at fair value through profit or loss. These gains or losses are recognized as “Finance income” or “Finance expenses” in the condensed interim consolidated statements of income.

Gain or loss recorded in other comprehensive income relates to the financial assets measured at fair value through other comprehensive income. These gains or losses are recognized as “Changes in fair value of financial assets measured at fair value through other comprehensive income” and “Exchange differences on translation of foreign operations” in the condensed interim consolidated statements of income and other comprehensive income.

The fair values of equity instruments are measured by Takeda’s accounting and finance departments using available information as of each closing date based on Takeda’s accounting policy. The results of the fair value measurement and the calculation process are reported to management as necessary.

The principle input that is not observable and used for the calculation of the fair value of equity instruments classified as Level 3 is the EBITDA rate used for the multiples approach, ranging from 4.9 times to 11.8 times. The fair value of the equity instruments increases (decreases) as the EBITDA rate increases (decreases).

13 Business Combinations

(1) Acquisitions

TiGenix NV (“TiGenix”)

On April 30, 2018, Takeda made an all cash voluntary public takeover bid for the entire issued ordinary shares (“Ordinary Shares”), warrants (“Warrants”) and American Depositary Shares (“ADSs” and together with the Ordinary Shares and the Warrants, the “Securities”) of TiGenix not already owned by Takeda. On June 8, 2018, the Company acquired the Securities tendered in the first acceptance period for 470.2 million EUR. In response to the takeover bid with the Securities already owned by Takeda, Takeda acquired 90.8% of the voting rights.

TiGenix is a biopharmaceutical company developing novel stem cell therapies for serious medical conditions. This acquisition will expand Takeda’s late stage gastroenterology (GI) pipeline with the U.S. rights to Cx601 (darvadstrocel), a suspension of allogeneic expanded adipose-derived stem cells (eASC) under investigation for the treatment of complex perianal fistulas in patients with non-active/mildly active luminal Crohn’s disease (CD). Following the 2nd Takeover bid and a squeeze-out ended in July 2018, TiGenix became a wholly owned subsidiary of Takeda.

The following represents provisional fair value of assets acquired, liabilities assumed:

JPY (millions)
Amount
Intangible assets	63,421
Other assets	5,541
Deferred tax liabilities	(8,043)
Other liabilities	(5,678)

Basis adjustments	(3,381)

Goodwill	18,143

Total	70,003

The purchase consideration was comprised of the following:

JPY (millions)
Amount
Cash	67,319
The ordinary shares of TiGenix already owned by Takeda immediately prior to the acquisition date	2,684

Total	70,003

Goodwill comprises excess earning power expected from the future business development. Goodwill is not deductible for tax purposes.

The fair value primarily consisting of intangible assets, deferred tax liabilities and goodwill assumed as of the acquisition date have been recorded provisionally based on the information available as of December 31, 2018. These amounts are subject to change as the Company is in the process of reviewing further details of the basis for the fair value measurement. For the nine months period ended December 31, 2018, goodwill at the acquisition date decreased by 1,831 million JPY as a result of the adjustment to the provisional fair value, while other assets and deferred tax liabilities decreased by 253 million JPY and 2,084 million JPY, respectively.

Takeda entered into a forward exchange contract to hedge foreign currency risks and applied the hedge accounting to the contract. Basis adjustment represents a fair value of the hedging instrument of 3,381 million JPY that was added to the amount of goodwill at the acquisition date.

No gains or losses were recognized as a result of remeasurement of fair value of the ordinary shares of TiGenix already owned by Takeda immediately prior to the acquisition date.

Acquisition-related costs of 767 million JPY which included agent fee and due diligence costs arising from the acquisition were recorded in “Selling, general and administrative expenses”.

The revenue and net profit of TiGenix for the post-acquisition period, which were recognized in the condensed interim consolidated statements of income for the nine months period ended December 31, 2018, were immaterial.

The impact on Takeda’s revenue and net profit for the nine months period ended December 31, 2018 assuming the acquisition date of TiGenix had been as of the beginning of the reporting period was immaterial.

(2) Contingent Considerations

The consideration for certain acquisitions includes amounts contingent upon future events such as the achievement of development milestones and sales targets. At each reporting date, the fair value of contingent considerations assumed in business combinations is re- measured based on risk-adjusted future cash flows discounted using appropriate discount rate. The contingent considerations discussed below are the discounted royalty payable for a certain period based on future financial performance, primarily consisting of the COLCRYS business which was acquired in the acquisition of URL Pharma. Inc. in June 2012. There is no cap on the royalty payable for the COLCRYS business and the estimated future royalty payments are calculated based on forecasted financial performance.

The fair value of contingent considerations is classified as Level 3 in the fair value hierarchy. The definition of the fair value hierarchy is stated in Note 12, “Financial Instruments”.

1) Changes in the Fair Value of Contingent Considerations

JPY (millions)
Nine months period ended December 31, 2018
As of the beginning of the period	30,569

Additions arising from business combinations	—
Changes in the fair value during the period (unrealized):
URL Pharma. Inc.	432
Other	(11)
Settled during the period:
URL Pharma. Inc.	(2,958)
Other	—
Reclassification to other payables	(1,864)
Foreign currency translation differences	368
Other	(109)

As of the end of the period	26,427

2) Sensitivity Analysis

The following sensitivity analysis represents effect on the fair value of contingent considerations from changes in major assumptions:

JPY (millions)
As of December 31, 2018
Revenue derived from the COLCRYS business	Increase by 5% Decrease by 5%	612 (612)
Discount rate	Increase by 0.5% Decrease by 0.5%	(176 178)

14 Disposal Groups Held for Sale

The disposal groups held for sale as of March 31, 2018, consisted mainly of a group of assets, liabilities, and other comprehensive income related to Takeda’s consolidated subsidiary, Multilab Indústria e Comércio de Produtos Farmacêuticos Ltda. and reclassified as held for sale. The shares of the subsidiary were sold in July 2018. Takeda entered into an agreement in May 2018 to sell its entire shareholding of 51.34% in consolidated subsidiary Guangdong Techpool Bio-Pharma Co., Ltd. and reclassified related assets and liabilities as held for sale as of June 30, 2018, and sold the shares of the subsidiary in August 2018.

15 Commitments and Contingent Liabilities

Litigation

Takeda is involved in various legal and administrative proceedings. There are no significant updates from the consolidated financial statements as of and for the year ended March 31, 2018 except for the matters below.

Product liability and Related Claims

Actos

The States of Mississippi and Louisiana filed lawsuits against Takeda and Eli Lilly And Company (“Lilly”) alleging that defendants did not warn about bladder cancer and other risks of ACTOS. The lawsuits seek reimbursement of the cost of ACTOS, paid by the states on behalf of patients through programs such as Medicaid, and for medical treatment of patients allegedly injured by ACTOS, attorneys’ fees and expenses, punitive damages and/or penalties. In November 2018, Takeda and Lilly agreed to settle the lawsuit brought by the State of Mississippi. The lawsuit brought by the State of Louisiana remains pending.

Intellectual property

Prevacid

In June 2009, Apotex Pharmaceuticals Inc. (“Apotex”) filed a lawsuit in Toronto, Canada, against Takeda and Abbott seeking damages for delayed market entry of its generic lansoprazole capsules allegedly due to a prior patent infringement lawsuit Takeda and Abbott filed against Apotex. In January 2019, the parties settled the lawsuit.

Amitiza

In March 2017, Sucampo Pharmaceuticals, Inc. (“Sucampo”) (Takeda’s licensor) received a paragraph IV certification directed to Amitiza from Amneal Pharmaceuticals, Inc. and in August 2017 received a paragraph IV certification directed to Amitiza from Teva Pharmaceutical Industries Ltd. These parties contend that the patents listed in The U.S. Food and Drug Administration’s Orange Book for Amitiza are invalid and/or not infringed by their Abbreviated New Drug Application product. In response, Sucampo and Takeda filed a patent infringement lawsuit against the parties. In June 2018, patent litigation against these parties has been settled.

16 Subsequent Events

Acquisition of Shire plc

On January 8, 2019, Takeda acquired the entire issued ordinary shares of Shire plc (“Shire”) and 100% of the voting rights.

Shire is a leading global biotechnology company focused on serving patients with rare diseases and other highly specialized conditions.

Takeda believes that the acquisition will deliver the following benefits:

•	Creates a global, values-based, R&D driven biopharmaceutical leader incorporated and headquartered in Japan, with an attractive geographic footprint and provides the scale to drive future development.

•

Strengthens Takeda’s presence across two of its three core therapeutic areas (i.e., gastroenterology (GI) and neuroscience), and provides leading positions in rare diseases and plasma-derived therapies.

•	Creates a highly complementary, robust, modality-diverse pipeline and a strengthened R&D engine focused on breakthrough innovation.

•

Delivers compelling financial benefits for the Combined Group - enhancing Takeda’s cash flow profile, with management committed to delivering substantial synergies and generating attractive returns for shareholders.

Under the terms of the acquisition, ex-shareholders of Shire received 30.33 USD in cash and either 0.839 shares of the Company or 1.678 ADSs (American Depository Shares) of the Company per Shire share. The aggregate consideration was 6,160,712 million JPY, of which consideration in cash was 3,029,430 million JPY and consideration in shares was 3,131,282 million JPY.

Due to the timing of the acquisition, Takeda has not completed the initial accounting for the business combination at the time the condensed interim consolidated financial statements are authorized for issue and, accordingly, the fair value of assets acquired, liabilities assumed as well as the impact on Takeda’s revenue and net profit of Shire for the nine months period ended December 31, 2018 assuming the acquisition date had been as of the beginning of the reporting period are not disclosed.

On January 8, 2019, the Company issued 770,303,013 ordinary shares (including 200,527,229 ordinary shares deposited as underlying shares of ADSs) which were allocated to the ex-shareholders of Shire. Issue price was 4,065 JPY per share (The aggregate issue price was 3,131,282 million JPY) and capital incorporation was 2,032.50 JPY per share (The aggregate capital incorporation was 1,565,641 million JPY).

On January 11, 2019, in order to finance funds necessary for the acquisition, the Company drew down 1,715,526 million JPY by exercising the Term Loan Credit Agreement executed on June 8, 2018, Senior Short Term Loan Facility Agreement executed on October 26, 2018, and Loan Agreement with the Japan Bank for International Cooperation executed on December 3, 2018.

Disposal of a Part of the Real Estate Businesses of Takeda through Company Splits and Share Transfers

The Company has decided to newly establish a wholly owned subsidiary (“Subject Company”) of Takeda Pharmaceutical Real Estate Co., Ltd. (“TPRE”), a wholly owned subsidiary of the Company; to have the Subject Company succeed a part of the respective real estate businesses of the Company and TPRE through company splits as of March 11, 2019; and to transfer all of the issued shares of the Subject Company held by Takeda and TPRE as of March 22, 2019, which will be allocated as considerations of the company splits. On January 28, 2019, Takeda entered into an agreement on the share transfer.

After the transaction, the transferee will hold 21 properties, including the Takeda Osaka Headquarters (Takeda Mido-suji building). Takeda will record a gain on sale of shares arising as a result of the transfer of about 38.0 billion yen (before taxes) for the year ended March 31, 2019. Business activities of the Company at the Osaka Headquarters (Takeda Mido-suji building) and other places will continue after the completion of the transaction.

2. Others

Interim Dividend

In accordance with the provision of Article 29 of the Articles of Incorporation of the Company, Takeda made the following resolution on an interim dividend for the 142th fiscal year (from April 1, 2018 to March 31, 2019) at the meeting of the Board of Directors held on October 31, 2018.

(a)	Total amount of interim dividends	71,508,556,350 JPY
(b)	Interim dividend per share	90.00 JPY
(c)	Effective date/ Payment start date	December 3, 2018

B. Information on Guarantors of the Company

Not applicable.